SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934
(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☑

Check the appropriate box:

☑	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Under Rule 14a-12

ASA Gold and Precious Metals Limited

(Name of Registrant as Specified in Its Charter)

Saba Capital Management, L.P.

Boaz R. Weinstein

Maryann Bruce

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☑	No fee required.

☐	Fee paid previously with preliminary materials.

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11.

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED [●]

ASA Gold and Precious Metals Limited

__________________________

PROXY STATEMENT

OF

Saba Capital Management, L.P.

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

This proxy statement (this “Proxy Statement”) and the enclosed GOLD proxy card are being furnished by Saba Capital Management, L.P. (“Saba Capital”), Boaz R. Weinstein (“Mr. Weinstein,” and together with Saba Capital “Saba,” “we,” or “us”) and the Independent Nominee (as defined below) named in Proposal 2 (the Independent Nominee together with Saba, the “Participants”), in connection with the solicitation of proxies from the shareholders of ASA Gold and Precious Metals Limited (the “Fund”), a Bermuda exempted limited liability company and closed-end management investment company registered under the Bermuda Companies Act of 1981, as amended (the “Bermuda Companies Act”), and the Investment Company Act of 1940, as amended (the “40 Act”) at the upcoming special general meeting of shareholders, including any adjournments or postponements thereof (the “Special Meeting”).

We have requisitioned the Special Meeting to expand the board of directors of the Fund (the “Board”) from four to five directors and to appoint the Independent Nominee to the Board to fill the fifth seat.[1] We believe the Independent Nominee has an exceptional track record of public company board experience, extensive leadership experience in the finance, mutual fund and closed-end fund industries, including in risk and corporate governance, and we believe she is eminently qualified to serve and would bring a wealth of needed and additive experience to the Fund, especially in the areas of governance and shareholder rights which we believe, as noted further below, have been trampled on by the legacy directors.

The Independent Nominee is fully independent of both the Fund and Saba. For the avoidance of doubt, we have no prior connection to or affiliation with the Independent Nominee and are not compensating her to be a nominee. The Independent Nominee was sourced by a third-party recruiter who Saba has never previously worked with, based on the needs of the Fund.

We urge shareholders to approve expanding the Board from four to five members and to appoint the Independent Nominee, who we believe, if appointed as a director of the Fund, would serve the best interests of all shareholders.

We are therefore seeking your support at the Special Meeting, that is scheduled to be held on [●], 2025 at [●] [a.m./p.m.] (Eastern Time) [via live webcast].

Section 74(3) of the Bermuda Companies Act provides that the Board must set a date for the Special Meeting within 21 days of our requisition, which occurred on April 7, 2025, and that if the Fund fails to convene a meeting within 21 days from the date of the deposit of the requisition, the requisitionists may themselves convene a meeting.

If the Fund fails to convene the Special Meeting by April 29, 2025, we will proceed to convene the Special Meeting ourselves in accordance with the Bermuda Companies Act and supplement this Proxy Statement accordingly.

This Proxy Statement and the enclosed GOLD proxy card are first being furnished to the Fund’s shareholders on or about [●], 2025.

_____________________________________

[1] Section 74(1) of the Bermuda Companies Act requires the directors of a Bermuda company to convene a special general meeting of shareholders when requisitioned to do so by shareholders owning 10% or more of the company’s stock in record name. Funds advised by Saba Capital submitted a requisition notice to the Fund on April 7 pursuant to such statute.

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Saba is seeking your support at the Special Meeting with respect to the following proposals (the “Proposals”) and to consider and act upon any other business that may properly come before the Special Meeting.

Proposal		Our Recommendation

1.	To increase the size of the Board from four to five members.	FOR
2.	Subject to the passing of Proposal 1, to appoint Maryann Bruce (the “Independent Nominee”) as a director of the Fund with immediate effect.	FOR

Based on the Fund’s 2024 annual report on Form N-CSR filed with the Securities and Exchange Commission (the “SEC”) on February 4, 2025 (the “Annual Report”), the Board is currently comprised of four directors, with all directors standing for election each year. If Proposal 1 is approved at the Special Meeting, the size of the Board will be increased from four to five members. If the Independent Nominee is appointed as a director of the Fund at the Special Meeting, she will serve until the Fund’s 2025 annual general meeting of shareholders, and the Independent Nominee, together with the two current directors nominated by Saba at the 2024 annual general meeting of shareholders of the Fund, will represent a majority of the members of the Board.

Through this Proxy Statement and enclosed GOLD proxy card, we are soliciting proxies in support of the approval of Proposal 1 to expand the Board from four to five members and Proposal 2 to appoint the Independent Nominee as a director of the Fund.

The record date for determining shareholders entitled to notice of and to vote at the Special Meeting (the “Record Date”) is [•], 2025. Shareholders of record at the close of business on the Record Date will be entitled to vote at the Special Meeting. As of the close of business on the Record Date, the Participants may be deemed to “beneficially own” (such term as used in Schedule 14A within the meaning of Rule 13d-3 or Rule 16a-1 under the Securities Exchange Act of 1934 (the “Exchange Act”)), in the aggregate, [•] Common Shares, including [•] Common Shares held in record name. There were [•] Common Shares outstanding as of the Record Date. We expect that the Fund’s proxy statement for the Special Meeting (the “Fund’s Proxy Statement”) and form of proxy will become available free of charge on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov.

We urge you to sign, date and return the GOLD proxy card “FOR” the expansion of the Board from four to five members in Proposal 1 and “FOR” the appointment of the Independent Nominee to the Board in Proposal 2. By returning the GOLD proxy card, you are authorizing Saba to vote on your behalf, and if you do not indicate how you would like to vote, your vote will be counted “FOR” each of the Proposals.

According to the bye-laws of the Fund (the “Bylaws”), the Proposals will be decided upon by a simple majority of votes cast at the general meeting.

Saba intends to deliver this Proxy Statement and the accompanying Form of GOLD Proxy Card to holders of at least the percentage of the Fund’s voting shares required under applicable law to approve each of the Proposals at the Special Meeting, and otherwise intends to solicit proxies or votes from shareholders of the Fund in support of such recommendations regarding the Proposals. Any shareholder who would like to vote on Saba’s GOLD proxy card but has not received one should please contact our proxy solicitor, Campaign Management, toll free at (844) 395-0671 or via email at info@campaign-mgmt.com for instructions on how to vote.

This proxy solicitation is being made by Saba and not on behalf of the Board or management of the Fund or any other third party. We are not aware of any other matters to be brought before the Special Meeting other than as described herein and note that under the Bermuda Companies Act, no items may be added to the agenda of the Special Meeting other than those that were requisitioned by Saba.

If you have already voted using the Fund’s white proxy card, you have every right to change your vote by completing and mailing the enclosed GOLD proxy card in the enclosed pre-paid envelope or by voting via internet or by telephone by following the instructions on the GOLD proxy card. Importantly, only the latest validly executed proxy that you submit will be counted. In addition, any proxy may be revoked at any time prior to its exercise at the Special Meeting by following the instructions under “Can I change my vote or revoke my proxy?” in the Questions and Answers section.

For instructions on how to vote, including the quorum and voting requirements for the Fund and other information about the proxy materials, see the Questions and Answers section.

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We urge you to promptly sign, date and return your GOLD proxy card.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Campaign Management, toll free at (844) 395-0671 or via email at info@campaign-mgmt.com.

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REASONS FOR THIS PROXY SOLICITATION

As the Fund’s largest shareholder, Saba is committed to improving the Fund for the benefit of all shareholders and, to this end, is proposing to expand the Board from four to five members, and to appoint the highly-qualified Independent Nominee to the Board, who brings a wealth of knowledge and experience that would be additive to the Board.[2]

Despite Court Ruling that Fund’s Successive Poison Pills Violate the 40 Act, the Fund Issued Another Unlawful Poison Pill

On December 31, 2023, the Board adopted a shareholder rights plan, also commonly referred to as a poison pill[3] (the “Poison Pill”), which gave limited duration (limited to 120 days per the 40 Act) purchasing rights, to purchase shares of the Fund at a steep discount in certain circumstances, to shareholders with beneficial ownership of less than 15% of the outstanding Common Shares of the Fund while denying these rights to all other shareholders, including Saba.[4] On January 31, 2024, Saba filed a complaint in the United States District Court for the Southern District of New York (the “Court”) against the Fund, the legacy directors and certain former directors of the Fund seeking rescission of the Poison Pill and a declaratory judgment that the Poison Pill be declared invalid under the 40 Act.

Since its initial adoption, the Fund re-adopted the Poison Pill in substantially the same form four times – in April 2024, August 2024, December 2024 and March 2025. These successive readoptions have meant that the Poison Pill has remained in continuous operation and effect for more than 474 days.

On March 28, 2025, the Court clearly and unambiguously held that the Poison Pill had been illegally extended beyond the statutory 120-day limit, such that the Fund effectively remained in a “rights plan state ad infinitum”. The Court found that the Fund and the legacy directors broke federal law by adopting the successive Poison Pills, noting that “an inference of entrenchment is […] plausible, particularly given that after April 26, 2024, ASA’s subsequent Rights Plans have only been adopted by the [Board’s] Rights Plan Committee, which excludes the Saba appointed directors.”[5] As a result, the Court rescinded the Poison Pill adopted in December 2024. However, on March 31, 2025, the Fund, authorized by the so-called Rights Plan Committee, unlawfully re-issued and effectively re-extended a substantively indistinguishable iteration of the Poison Pill, in direct conflict with the Court’s decision. On April 2, 2025, Saba Capital and certain of its affiliates filed a motion with the Court to enforce its ruling invalidating the latest Poison Pill.

When voting on the Proposals, shareholders should keep in mind the Rights Plan Committee’s continued adoption of unlawful Poison Pills, which by their very nature are designed to inhibit certain shareholders from exercising their rights to buy shares above a certain threshold. The Rights Plan Committee instituted a new Poison Pill even after and in blatant disregard of the Court ruling that such pills violate the 40 Act. Further, not only have the legacy directors been taking actions that violate the 40 Act, they have been responsible for spending millions of dollars of shareholder money to do so. At the same time, the legacy directors have gone to great lengths, including by shielding their actions through committees formed only hours before the previous annual meeting, to prevent the new directors, who were just voted in by shareholders, from holding them to account and putting an end to the avalanche of legal expenses they are incurring in their fight to continue inflicting poison pills upon shareholders. Each motion and appeal that they file to keep these illegal Poison Pills alive involves more costs being passed on to shareholders.

We urge you to join us in our effort to stop this assault on shareholder rights, by supporting the expansion of the Board and appointing the highly-qualified Independent Nominee by voting on the GOLD proxy card today.

We recommend voting “FOR” Proposal 1 to expand the Board from four to five members, and voting “FOR” Proposal 2 to appoint the Independent Nominee.

_____________________________________

[2] See “PROPOSAL 2: DIRECTOR APPOINTMENT.”

[3] A poison pill typically involves a company issuing new shares at a discounted price to existing shareholders (except certain excluded shareholders, in this case Saba or any other 15%+ shareholder) if a certain percentage of the company’s stock (as discussed in the following sentence) is acquired by such excluded shareholders without board approval. This issuance, when triggered, dilutes both the overall percentage held and economic value of the excluded shareholders’ stakes. The Fund set the Poison Pill to “trigger” upon the acquisition by a shareholder of 15% or more of the Fund’s outstanding common shares or, in the case of a shareholder who owned 15% prior to the Poison Pill’s adoption, upon such shareholder’s acquisition of additional common shares representing 0.25% or more of the Fund’s outstanding common shares. The Poison Pill was structured such that every shareholder of the Fund received a “right” for each share of stock they own, with such right entitling such shareholders—other than those rights held by a 15% holder whose acquisition triggers the Poison Pill—upon a triggering of the Poison Pill and the Rights Plan Committee’s signoff, to purchase additional shares of the Fund for $1.00 per share, or, alternatively, providing such shareholders with one common share (on a cashless basis). See Form 8-K filed with the SEC by the Fund on April 1, 2025.

[4] Saba Capital Master Fund, Ltd., et al. v. ASA Gold and Precious Metals, Ltd., et al., No. 24-CV-690, slip op. at 16 (S.D.N.Y. 2025).

[5] Id. at 18.

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PROPOSAL 1: BOARD EXPANSION

According to the Annual Report, the Board is currently comprised of four directors. We are proposing to increase the size of the Board from four to five members pursuant to the right of shareholders to do so under both the Bermuda Companies Act and the Bylaws.

Accordingly, shareholders are being asked to vote to increase the size of the Board from four to five members.

The Participants intend to vote all of their Common Shares FOR this Proposal 1.

Vote Required.

According to the Bylaws, the approval to increase the size of the Board from four to five members requires the affirmative vote of a majority of the votes cast at a general meeting of shareholders.

Abstentions will have no effect on the vote for Proposal 1.

We Recommend a Vote FOR Proposal 1 on the GOLD proxy card.

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PROPOSAL 2: DIRECTOR APPOINTMENT

According to the Annual Report, the Board is currently comprised of four directors, each of whom is elected annually.

We are soliciting proxies to elect the Independent Nominee to serve as a director of the Fund, pursuant to the right of shareholders to do so under both the Bermuda Companies Act and the Bylaws, with immediate effect with a term expiring at the 2025 annual general meeting of shareholders, or until her successor has been duly elected and qualified (Proposal 2).

Proposal 2 is subject to and conditioned upon the approval of Proposal 1.

The Participants intend to vote all of their Common Shares FOR this Proposal 2.

The age and other information related to the Independent Nominee shown below are as of the date of this Proxy Statement.

Independent Nominee:

(1)	(2)	(3)	(4)	(5)	(6)
Name, Address, and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director or Nominee for Director	Other Directorships Held by Director or Nominee for Director
Maryann Bruce Address c/o Saba Capital Management, L.P., 405 Lexington Avenue, 58th Floor, New York, New York 10174 Age 65	None	N/A

Maryann Bruce has served on the Board of Directors of Amalgamated Bank (NASDAQ: AMAL) since 2018. She is currently the Chair of the Enterprise Risk Oversight Committee and also serves on the Executive, CSR, Audit, and Credit Committees.

Ms. Bruce has also been the Chair of the Board of Directors of Pop Venture Fund, a registered closed-end interval fund, since 2024; and has served as President of Turnberry Advisory Group, a private consulting firm, since 2007.

Ms. Bruce previously served on the board of directors and as the Chair of Corporate Governance & Nominating Committee of NextPoint Financial, Inc. (TSX: NPF.U), a financial services organization supporting underserved consumers and small businesses, in 2023. From 2016 to 2018, she served on the board of trustees of PNC Funds, an investment manager. She also served as a member of the board of directors of MBIA, Inc. (NYSE: MBI), a holding company for financial guarantee insurance companies, overseeing Cutwater Asset Management, from 2012 to 2017; as a member of the board of directors and the Chair of the Compensation Committee of Atlanta Life Financial Group, a private financial services company, overseeing Herndon Capital Management, from 2014 to 2016; and as a member of the board of trustees of Allianz Global Investors Fund Management, LLC, an active investment manager serving retail and institutional clients worldwide, from 2010 to 2014.

				N/A	Director of Amalgamated Bank (NASDAQ: AMAL) since 2018 Director of Pop Venture Fund, a registered closed-end interval fund, since 2024

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Throughout her career, Ms. Bruce has been deeply involved in distributing and overseeing various mutual funds. Previously, Ms. Bruce served as the President of Aquila Distributors, Inc., a subsidiary of Aquila Investment Management, from 2008 to 2010, overseeing the entire Acquila mutual fund family. Earlier in her career, she served as President of Evergreen Investments Services, Inc., a division of Wachovia (now Wells Fargo & Company), focused on investment management and diversified financial services where she gained significant experience with funds governed by the 40 Act, leading the launch of five closed-end funds, raising $3.25 billion in AUM. Prior to this, she served as the President and CEO of Allstate Financial Distributors.

Ms. Bruce has served on the advisory board of Divershefy, a global women’s organization, since 2021; the Directors Development Initiative, which connects aspiring board members with for-profit and non-profit boards, since 2024; and Empower Sports & Entertainment, which operates the Carolina Ascent United Soccer League Women’s soccer franchise located in Charlotte, NC, since 2024.   She also served on the advisory board of RealBlocks, a VC-backed Fintech company, from 2020 to 2024.  Ms. Bruce has served as the Chair of the board of trustees of Wrestle Like A Girl, a non-profit organization, since 2020, and previously served as the Chair of the board of directors of the C200 Foundation, a non-profit organization that brings together C-suite executives and trailblazing entrepreneurs, from 2010 to 2024.  In addition, she is a founding member of the Carolinas Chapter of the National Association of Corporate Directors (NACD).

Ms. Bruce has earned numerous accolades, including being named one of Directors & Board’s “20 Accomplished Female Board Members in Directors to Watch” and appearing on US Banker’s list of “The 25 Most Powerful Women in Banking.”

Ms. Bruce graduated from Duke University with a B.A. in Economics in 1982. She earned the CERT Certificate in Cybersecurity Oversight from NACD and Carnegie Mellon University’s Software Engineering Institute, demonstrating her dedication to cybersecurity governance.

Ms. Bruce’s qualifications to serve as a director of the Fund include her extensive boardroom, corporate governance, risk management and leadership experience, including serving as the Chair of the Enterprise Risk Oversight Committee of a public company board, as well as her over 30 years of extensive leadership experience in the finance and financial services industries, including in connection with closed-end funds.

The Independent Nominee does not currently hold, and has not at any time held, any position with the Fund. The Independent Nominee does not oversee any portfolios in the Fund’s Fund Complex (as defined in the 40 Act).

As of the date of this Proxy Statement, the dollar range of the equity securities of the Fund beneficially owned by the Independent Nominee and the aggregate range of equity securities in all funds to be overseen by the Independent Nominee, are as follows:

Name of Nominee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Companies to be Overseen by the Nominee in a Family of Investment Companies
Maryann Bruce	None	None

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None of the organizations or corporations referenced above is a parent, subsidiary, or other affiliate of the Fund. We believe that, if appointed, the Independent Nominee will be considered an independent director of the Fund under (i) the pertinent listing standards of the New York Stock Exchange, and (ii) paragraph (a)(1) of Item 407 of Regulation S-K. In addition, we believe that the Independent Nominee is not and will not be an “interested person” of the Fund within the meaning of section 2(a)(19) of the 40 Act.

The Independent Nominee has entered into a nominee agreement (the “Nominee Agreement”) pursuant to which Saba Capital has agreed to defend and indemnify the Independent Nominee against, and with respect to, any losses that may be incurred by the Independent Nominee in the event she becomes a party to litigation based on her nomination as a candidate for appointment or election to the Board, or the solicitation of proxies in support of her appointment or election. If elected or appointed, the Independent Nominee will be entitled to such compensation from the Fund as is consistent with the Fund’s practices for services of a non-employee director. The Independent Nominee will not receive any compensation from Saba for her services as a director of the Fund if elected or appointed, or for any other reason.

As noted earlier in this Proxy Statement, the Independent Nominee was sourced by a third-party recruiter who Saba has never previously worked with. In conducting its search the third-party recruiter was instructed to search for an independent nominee candidate who had relevant industry experience as well as experience in the areas of risk and corporate governance. Ms. Bruce was selected due to her industry experience and relevant background in risk and governance, such experience as outlined in her bio above. Saba’s contact with Ms. Bruce has been solely in connection with her nomination after having been identified by the third-party recruiter.

The Independent Nominee has agreed to being nominated as a nominee in this Proxy Statement and has confirmed her willingness to serve on the Board if elected or appointed. We do not expect that the Independent Nominee will be unable to stand for election, but, in the event that the Independent Nominee is unable to or for good cause will not serve, the Common Shares represented by the GOLD proxy card will be voted for a substitute candidate selected by Saba. In the case of any of the foregoing, Saba will give prompt written notice to the Fund if it chooses to go with a substitute nominee and Saba will file and deliver supplemental proxy materials, including a revised proxy card, disclosing the information relating to such additional person that is required to be disclosed in solicitations for proxies for the election of directors pursuant to Section 14 of the Exchange Act. If Saba determines to add nominees, whether because the Fund expands the size of the Board subsequent to the date of this Proxy Statement or for any other reason, Saba will supplement this Proxy Statement.

Vote Required.

According to the Bylaws, appointing a director requires the affirmative vote of a majority of the votes cast at a general meeting of shareholders.

Abstentions will have no effect on the vote for Proposal 2.

We urge you to sign and return our GOLD proxy card. If you have already voted using the Fund’s white proxy card, you have every right to change your vote by completing and mailing the enclosed GOLD proxy card in the enclosed pre-paid envelope or by voting via Internet or by telephone by following the instructions on the GOLD proxy card. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Special Meeting by following the instructions under “Can I change my vote or revoke my proxy?”If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Campaign Management, toll free at (844) 395-0671 or via email at info@campaign-mgmt.com.

We Recommend a Vote FOR appointing the Independent Nominee as a director of the Fund on the GOLD proxy card.

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QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE SPECIAL MEETING

 Who is entitled to vote?

Only holders of Common Shares at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting. Shareholders who sell their Common Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Common Shares. Shareholders of record on the Record Date will retain their voting rights in connection with the Special Meeting even if they sell such Common Shares after the Record Date (unless they also transfer their voting rights as of the Record Date).

How do I vote my shares?

Common Shares held in record name. If your Common Shares are registered in your own name, please vote today by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided. Execution and delivery of a proxy by a record holder of Common Shares will be presumed to be a proxy with respect to all shares held by such record holder unless the proxy specifies otherwise.

Common Shares beneficially owned or held in “street” name. If you hold your Common Shares in “street” name with a broker, bank, dealer, trust company, or other nominee, only that nominee can exercise the right to vote with respect to the Common Shares that you beneficially own through such nominee and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your broker, bank, dealer, trust company, or other nominee to vote FOR each of the Proposals. Please follow the instructions to vote provided on the enclosed GOLD voting instruction form. If your broker, bank, dealer, trust company, or other nominee provides for proxy instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed GOLD voting instruction form. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions by emailing them to info@campaign-mgmt.com or mailing them to Saba Capital Management, L.P., c/o Campaign Management, 15 West 38th Street, Suite #747, New York, NY 10018, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Note: Common Shares represented by properly executed GOLD proxy cards will be voted at the Special Meeting as marked and, in the absence of markings or other specific instructions, FOR each of the Proposals.

How should I vote on the Proposals?

We recommend that you vote your shares on the GOLD proxy card as follows:

“FOR” increasing the size of the board from four to five members (Proposal 1);

“FOR” appointing the Independent Nominee as a director of the Board with immediate effect, subject to passing of Proposal 1 (Proposal 2).

Proposal 2 is subject to and conditioned upon the approval of Proposal 1.

How many shares must be present to hold the Special Meeting?

According to the Bylaws, the holders of one-third (1/3) of the Company’s outstanding Common Shares present by proxy and entitled to vote constitutes a quorum at the Special Meeting. Abstentions will be treated as votes present for purposes of determining a quorum. For information on the treatment of broker non-votes, if any, in connection with the Special Meeting, please see the Fund’s Proxy Statement.

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What vote is needed to approve the Proposals?

Proposal 1 – Board Expansion. According to the Bylaws, increasing the size of the Board from four to five members requires the affirmative vote of a majority of the votes cast at a general meeting of shareholders. Abstentions will have no effect on the outcome of Proposal 1.

Proposal 2 – Director Appointment. According to the Bylaws, appointing a director requires the affirmative vote of a majority of the votes cast at a general meeting of shareholders. Abstentions will have no effect on the outcome of Proposal 2.

PLEASE DO NOT SIGN OR RETURN A WHITE PROXY CARD FROM THE FUND, EVEN IF YOU INSTRUCT TO “ABSTAIN” YOUR VOTES. DOING SO WILL REVOKE ANY PREVIOUS VOTING INSTRUCTIONS YOU PROVIDED ON THE GOLD PROXY CARD.

What should I do if I receive a proxy card from the Fund?

You may receive proxy solicitation materials from the Fund, including an opposition proxy statement and a white proxy card. We are not responsible for the accuracy of any information contained in any proxy solicitation materials used by the Fund or any other statements that it may otherwise make.

We recommend that you discard any proxy card that may be sent to you by the Fund. Voting “ABSTAIN” or “AGAINST” on its white proxy card is not the same as voting for either of the Proposals because a vote on the Fund’s white proxy card will revoke any previous voting instructions that you submitted on the GOLD proxy card. If you have already voted using the Fund’s white proxy card, you have every right to change your vote by using the enclosed GOLD proxy card by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Special Meeting by following the instructions below under “Can I change my vote or revoke my proxy?”

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Campaign Management. Shareholders may call toll free at (844) 395-0671 or via email at info@campaign-mgmt.com.

Can I change my vote or revoke my proxy?

If you are the shareholder of record, you may change your proxy instructions or revoke your proxy at any time before your proxy is voted at the Special Meeting. Proxies may be revoked by any of the following actions:

●	signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided or signing, dating and returning a white proxy card (the latest dated proxy is the only one that counts);
●	delivering a written revocation to the secretary of the Fund at Three Canal Plaza, Suite 600, Portland, ME 04101; or
●	attending the Special Meeting and voting by ballot in person (although attendance at the Special Meeting will not, by itself, revoke a proxy).

If your shares are held in a brokerage account by a broker, bank, or other nominee, you should follow the instructions provided by your broker, bank, or other nominee. If you attend the Special Meeting and you beneficially own Common Shares but are not the record owner, your mere attendance at the Special Meeting WILL NOT be sufficient to revoke any previously submitted proxy card. You must have written authority from the record owner to vote your shares held in its name at the meeting in the form of a “legal proxy” issued in your name from the bank, broker, or other nominee that holds your shares. If you have any questions or require any assistance with voting your Common Shares, please contact our proxy solicitor, Campaign Management, toll free at (844) 395-0671 or via email at info@campaign-mgmt.com.

IF YOU HAVE ALREADY VOTED USING THE FUND’S WHITE PROXY CARD, WE URGE YOU TO REVOKE IT BY FOLLOWING THE INSTRUCTIONS ABOVE. Although a revocation is effective if delivered to the Fund, we request that a copy of any revocation be mailed to Saba Capital Management, L.P., c/o Campaign Management, 15 West 38th Street, Suite #747, New York, NY 10018, so that we will be aware of all revocations.

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Who is making this Proxy Solicitation and who is paying for it?

The solicitation of proxies pursuant to this proxy solicitation is being made by the Participants. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person, or by advertisements. Saba will solicit proxies from individuals, brokers, banks, bank nominees, and other institutional holders. Saba will request banks, brokerage houses, and other custodians, nominees, and fiduciaries to forward all solicitation materials to the beneficial owners of the Common Shares they hold of record. Saba will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that certain regular employees of Saba will also participate in the solicitation of proxies in support of the Proposals. Such employees will receive no additional consideration if they assist in the solicitation of proxies.

Saba has retained Campaign Management to provide solicitation and advisory services in connection with this solicitation. Campaign Management will be paid a fee not to exceed $[●] based upon the campaign services provided. In addition, Saba will advance costs and reimburse Campaign Management for reasonable out-of-pocket expenses and will indemnify Campaign Management against certain liabilities and expenses, including certain liabilities under the federal securities laws. Campaign Management will solicit proxies from individuals, brokers, banks, bank nominees, and other institutional holders. It is anticipated that Campaign Management will employ approximately [●] persons to solicit the Fund’s shareholders as part of this solicitation. Campaign Management does not believe that any of its owners, managers, officers, employees, affiliates, or controlling persons, if any, is a “participant” in this proxy solicitation.

The entire expense of soliciting proxies in connection with this Proxy Statement is being borne by Saba. However, if the Board does not call the Special Meeting as it is required to do under Section 74(1) of the Bermuda Companies Act, Saba will need to convene the Special Meeting in accordance with Section 74(3) of the Bermuda Companies Act and the Fund will be required by Section 74(5) of the Bermuda Companies Act to bear the reasonable costs of holding such meeting and this solicitation. Costs of this proxy solicitation are currently estimated to be approximately $[●]. We estimate that through the date hereof, Saba’s expenses in connection with the proxy solicitation are approximately $[●]. If the Board calls the Special Meeting as is required by law, Saba will not be seeking reimbursement of these costs from the Fund.

What is Householding of Proxy Materials?

The SEC has adopted rules that permit companies and intermediaries (such as brokers and banks) to satisfy the delivery requirements for proxy statements and annual and semi-annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement or periodic report addressed to those shareholders. Some banks and brokers with account holders who are shareholders of the Fund may be householding our proxy materials.

Once you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, please notify your bank or broker and direct your requests to the Fund at [●].

Because Saba has initiated a contested proxy solicitation, we understand that banks and brokers with account holders who are shareholders of the Fund will not be householding our proxy materials.

Where can I find additional information concerning the Fund?

Pursuant to Rule 14a-5(c) promulgated under the Exchange Act, we have omitted from this Proxy Statement certain disclosure required by applicable law to be included in the Fund’s definitive proxy statement in connection with the Special Meeting. Such disclosure includes information regarding securities of the Fund beneficially owned by the Fund’s directors, nominees and management; the Fund’s investment manager and administrator; the Audit Committee of the Board; certain shareholders’ beneficial ownership of more than 5% of the Fund’s voting securities; information concerning the Fund’s directors; information concerning executive compensation; and information concerning the procedures for submitting shareholder proposals and director nominations intended for consideration at the 2025 annual meeting of shareholders and for consideration for inclusion in the proxy materials for that meeting. We take no responsibility for the accuracy or completeness of any information that we expect to be contained in the Fund’s definitive proxy statement. Except as otherwise noted herein, the information in this Proxy Statement concerning the Fund has been taken from or is based upon documents and records on file with the SEC and other publicly available information.

This Proxy Statement and all other solicitation materials in connection with this proxy solicitation will be available on the internet, free of charge, on the SEC’s website at https://www.sec.gov/edgar. The Edgar file number for the Fund is 811-21650.

12

CONCLUSION

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating, and returning the enclosed GOLD proxy card today.

Thank you for your support,

Saba Capital Management, L.P.

Boaz R. Weinstein

Maryann Bruce

[DATE]

13

ANNEX I: INFORMATION ON THE PARTICIPANTS

Beneficial Ownership and Other Information

This proxy solicitation is being made by the Participants. As of the date of this Proxy Statement, the Participants (excluding the Independent Nominee who, as stated below, does not beneficially own any Common Shares) may be deemed to “beneficially own” (such term as used in Schedule 14A within the meaning of Rule 13d-3 or Rule 16a-1 under the Exchange Act for the purposes of this Annex I) 3,253,837 Common Shares in the aggregate, representing 17.11% of the outstanding Common Shares. The percentage used herein is based upon 19,015,312 Common Shares outstanding as of November 30, 2024, as disclosed in the Fund’s semi-annual report on Form N-CSRS filed with the SEC on February 4, 2025. Of the 3,253,837 Common Shares owned in the aggregate by the Participants, such Common Shares may be deemed to be beneficially owned as follows: (a) 3,253,837 Common Shares (including a total of 1,913,658 Common Shares held in record name by Saba Capital Master Fund, Ltd., Saba Capital Bluebird Fund, Ltd., Saba Capital CEF Opportunities 1, Ltd., Saba Capital Carry Neutral Tail Hedge Master Fund Ltd. and Saba Capital R Fund, Ltd. (the foregoing, together, the “Saba Record Holders”)) may be deemed to be beneficially owned by Saba Capital by virtue of its status as the investment manager of various funds and accounts (such funds and accounts, the “Saba Entities”); and (b) 3,253,837 Common Shares (including 1,913,658 Common Shares held in record name by the Saba Record Holders) may be deemed to be beneficially owned by Mr. Weinstein by virtue of his status as the principal of Saba Capital.

As of the date of this Proxy Statement, the Independent Nominee does not beneficially own any Common Shares or any other securities of the Fund.

The principal business of Saba Capital is to serve as investment manager to the Saba Entities. The principal business of Saba I is to serve as a private investment fund. The principal business of Mr. Weinstein is investment management and serving as the principal of Saba Capital. The principal business of the Saba Entities is to invest in securities.

The business address of each member of Saba and the Saba Entities is 405 Lexington Avenue, 58th Floor, New York, New York 10174.

The principal occupation and business address of the Independent Nominee are disclosed in the section of this Proxy Statement titled “PROPOSAL 2: DIRECTOR APPOINTMENT”.

Unless otherwise noted as shares held in record name by the Saba Entities, the Common Shares held by the Saba Entities are held in commingled margin accounts, which may extend margin credit to such parties from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein since margin may have been attributed to such other securities and since margin used is not disclosed on an individual per-security basis.

14

Except as set forth in this Proxy Statement (including the Appendices hereto), (i) within the past 10 years, no Participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant and no associate or “Immediate Family Member” (as defined in Item 22 of Schedule 14A under the Exchange Act (“Item 22”)) of any Participant, is a record owner or direct or indirect beneficial owner of any securities of the Fund, any parent or subsidiary of the Fund, any investment adviser, principal underwriter, or “Sponsoring Insurance Company” (as defined in Item 22) of the Fund, or in any registered investment companies overseen or to be overseen by the Participant within the same “Family of Investment Companies” (as defined in Item 22) that directly or indirectly controls, is controlled by or is under common control with an investment adviser, principal underwriter, or Sponsoring Insurance, or affiliated person of the Fund; (iii) no Participant in this solicitation directly or indirectly beneficially owns any securities of the Fund which are owned of record but not beneficially; (iv) no Participant in this solicitation has purchased or sold any securities of the Fund or the Fund’s investment adviser within the past two years, nor from either entity’s “Parents” or “Subsidiaries” (as defined in Item 22); (v) no Participant has any “family relationship” for the purposes of Item 22 whereby a family member is an “Officer” (as defined in Item 22), director (or person nominated to become an Officer or director), employee, partner, or copartner of the Fund, the Fund’s investment adviser, and/or a principal underwriter of any of the foregoing, or any Subsidiary or other potential affiliate of any of the foregoing; (vi) no part of the purchase price or market value of the securities of the Fund owned by any Participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vii) no Participant in this solicitation is, or within the past year was, a party to any contract, arrangements, or understandings with any person with respect to any securities of the Fund, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (viii) no associate of any Participant in this solicitation owns beneficially, directly or indirectly, any securities of the Fund; (ix) no Participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Fund; (x) within the last five years, the Independent Nominee has not had any arrangement or understanding with any other person pursuant to which he was selected to be a nominee for election as a director to the Fund other than the Nominee Agreements described herein; (xi) no Participant and no Immediate Family Member of any Participant in this solicitation or any of his or its associates was a party to, or had a direct or indirect material relationship in, any transaction or series of similar transactions since the beginning of the Fund’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions in which the amount involved exceeds $120,000 and for which any of the following was or is a party: (a) the Fund or any of its subsidiaries; (b) an Officer of the Fund; (c) an investment company, or a person that would be an investment company but for the exclusions provided by sections 3(c)(1) and 3(c)(7) of the 40 Act, having the same investment adviser, principal underwriter, or Sponsoring Insurance Company as the Fund or having an investment adviser, principal underwriter, or Sponsoring Insurance Company that directly or indirectly controls, is controlled by or is under common control with the investment adviser, principal underwriter, or Sponsoring Insurance Company of the Fund; (d) an investment adviser, principal underwriter, Sponsoring Insurance Company, or affiliated person of the Fund; (e) any Officer or any person directly or indirectly controlling, controlled by, or under common control with any investment adviser, principal underwriter, Sponsoring Insurance Company, or affiliated person of the Fund; (f) an Officer of an investment adviser, principal underwriter, or Sponsoring Insurance Company of the Fund; or (g) an Officer of a person directly or indirectly controlling, controlled by, or under common control with an investment adviser, principal underwriter, or Sponsoring Insurance Company of the Fund; (xii) during the last five years, no Participant and no Immediate Family Member of any Participant has had a position or office with: (a) the Fund; (b) an investment company, or a person that would be an investment company but for the exclusions provided by Sections 3(c)(1) and 3(c)(7) of the 40 Act, having the same investment adviser, principal underwriter, or Sponsoring Insurance Company as the Fund or having an investment adviser, principal underwriter, or Sponsoring Insurance Company that directly or indirectly controls, is controlled by, or is under common control with an investment adviser, principal underwriter, or Sponsoring Insurance Company of the Fund; or (c) an investment adviser, principal underwriter, Sponsoring Insurance Company, or affiliated person (xiii) no Participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Fund or its affiliates, or with respect to any future transactions to which the Fund or any of its affiliates will or may be a party; (xiv) no Participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Special Meeting; (xv) there are no material pending legal proceedings to which the Independent Nominee or any of her associates is a party adverse to the Fund or, to the best of Saba’s knowledge after reasonable investigation, any affiliated person of the Fund, nor does the Independent Nominee have a material interest in such proceedings that is adverse to the Fund or, to the best of the Saba’s knowledge after reasonable investigation, any affiliated person of the Fund; (xvi) since the beginning of the last two completed fiscal years, no Participant (and no Immediate Family Member of a Participant) has served on the board of directors or directors of a company or trust where an Officer of an investment adviser, principal underwriter, or Sponsoring Insurance Company of the Fund, or any person directly or indirectly controlling, controlled by, or under common control with any of those, serves on the board of directors or directors; and (xvii) no Participant has withheld information that is required to be disclosed under the following Items under Regulation S-K under the Exchange Act: Item 401(f) with respect to involvement in certain legal proceedings, Item 401(g) with respect to promoters and control persons, and Item 405 with respect to beneficial ownership and required filings.

15

Transactions by the Participants with respect to the Fund’s securities

The following tables set forth all transactions effected during the past two years by Saba, by virtue of Saba Capital’s direct and indirect control of the Saba Entities, with respect to securities of the Fund. The Common Shares reported herein are held in either cash accounts or margin accounts in the ordinary course of business. Unless otherwise indicated, all transactions were effected on the open market.

Common Shares:

Saba Capital, in its capacity as investment manager of the Saba Entities (including the Saba Record Holders)

Date	Side	Common	7/21/2023	Buy	4,986	10/3/2023	Buy	48,817
		Shares	7/24/2023	Buy	14,450	10/4/2023	Buy	19,272
4/10/2023	Buy	3,739	7/25/2023	Buy	8,886	10/5/2023	Buy	24,432
4/11/2023	Buy	41,201	7/26/2023	Buy	16,517	10/10/2023	Buy	44,805
4/12/2023	Buy	4,877	7/27/2023	Buy	52	10/11/2023	Buy	41,154
4/13/2023	Buy	9,170	7/28/2023	Buy	25,440	10/12/2023	Buy	24,320
4/14/2023	Buy	6,398	7/31/2023	Buy	42,771	10/24/2023	Buy	23,403
4/18/2023	Buy	47,177	8/2/2023	Buy	2,135	10/25/2023	Buy	24,581
4/19/2023	Buy	28,356	8/3/2023	Buy	9,387	10/26/2023	Buy	13,005
4/20/2023	Buy	30,233	8/4/2023	Buy	1,844	10/30/2023	Buy	534
4/24/2023	Buy	2,100	8/7/2023	Buy	9,689	11/3/2023	Buy	59,013
5/1/2023	Buy	18,111	8/8/2023	Buy	2,267	11/6/2023	Buy	18,656
5/2/2023	Buy	1,400	8/9/2023	Buy	8,349	11/8/2023	Buy	189
5/11/2023	Buy	15,429	8/10/2023	Buy	12,144	11/9/2023	Buy	31,110
5/15/2023	Buy	1,273	8/15/2023	Buy	1,914	11/13/2023	Buy	21,714
5/19/2023	Buy	18,168	8/16/2023	Buy	5,198	11/14/2023	Buy	131,187
5/25/2023	Buy	5,233	8/17/2023	Buy	8,075	11/15/2023	Buy	87,142
6/6/2023	Buy	6,751	8/21/2023	Buy	11,202	11/16/2023	Buy	37,936
6/7/2023	Buy	33,379	8/22/2023	Buy	4,957	11/17/2023	Buy	10,203
6/8/2023	Buy	8,821	8/23/2023	Buy	20,811	11/20/2023	Buy	104,428
6/13/2023	Buy	6,506	8/24/2023	Buy	29,201	11/21/2023	Buy	40,147
6/21/2023	Buy	55,606	8/28/2023	Buy	52,634	11/22/2023	Buy	56,000
6/22/2023	Buy	9,574	8/29/2023	Buy	59,002	11/27/2023	Buy	50,965
6/23/2023	Buy	9,380	8/30/2023	Buy	15,417	11/28/2023	Buy	46,897
6/27/2023	Buy	22,128	8/31/2023	Buy	17,979	11/29/2023	Buy	8,762
6/28/2023	Buy	500	9/7/2023	Buy	7,392	11/30/2023	Buy	78,340
6/29/2023	Buy	4,969	9/8/2023	Buy	13,897	12/1/2023	Buy	16,482
6/30/2023	Buy	3,114	9/11/2023	Buy	48,047	12/4/2023	Buy	24,546
7/3/2023	Buy	7,346	9/14/2023	Buy	2,039	12/5/2023	Buy	4,075
7/7/2023	Buy	5,462	9/20/2023	Buy	69,455	12/6/2023	Buy	16,370
7/10/2023	Buy	8,305	9/22/2023	Buy	14,184	12/7/2023	Buy	18,699
7/11/2023	Buy	10,687	9/25/2023	Buy	6,985	12/13/2023	Buy	4,110
7/17/2023	Buy	30,689	9/26/2023	Buy	2,855	12/18/2023	Buy	107,445
7/18/2023	Buy	7,535	9/27/2023	Buy	18,110	12/19/2023	Buy	223,381
7/19/2023	Buy	3,550	9/28/2023	Buy	11,560	12/26/2023	Buy	3,297
7/20/2023	Buy	2,200	9/29/2023	Buy	8,716

16

IMPORTANT

Tell your Board what you think! YOUR VOTE IS VERY IMPORTANT, no matter how many or how few shares you own. Please give us your vote “FOR” Proposal 1 to increase the size of the Board from four to five members and “FOR” Proposal 2 to appoint the Independent Nominee as a director of the Fund by taking three steps:

 ●    SIGNING the enclosed GOLD proxy card,

●    DATING the enclosed GOLD proxy card, and

●	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

 If any of your shares are held in the name of a broker, bank, bank nominee, or other institution, only it can vote your shares and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. You may also vote by signing, dating and returning the enclosed GOLD voting instruction form in the postage-paid envelope provided, and to ensure that your shares are voted, you should also contact the person responsible for your account and give instructions for a GOLD voting instruction form to be issued representing your shares.

By returning the GOLD proxy card, you are authorizing Saba to vote on your behalf, and if you do not indicate how you would like to vote, your vote will be counted “FOR” each of the Proposals.

After signing the enclosed GOLD proxy card, DO NOT SIGN OR RETURN THE FUND’S WHITE PROXY CARD UNLESS YOU INTEND TO CHANGE YOUR VOTE, because only your latest dated proxy card will be counted.

If you have previously signed, dated, and returned a white proxy card to the Fund, you have every right to change your vote. Only your latest dated proxy card will count. You may revoke any proxy card already sent to the Fund by signing, dating, and mailing the enclosed GOLD proxy card in the postage-paid envelope provided or by voting by telephone or Internet. Any proxy may be revoked at any time prior to the Special Meeting by delivering a written notice of revocation or a later dated proxy for the Special Meeting to the secretary of the Fund or by voting in person at the Special Meeting. Attendance at the Special Meeting will not in and of itself constitute a revocation.

If you have any questions concerning this Proxy Statement, would like to request additional copies of this Proxy Statement, or need help voting your shares, please contact our proxy solicitor:

15 West 38th Street

Suite #747

New York, NY 10018
Shareholders Call Toll-Free at: (844) 395-0671

E-mail: info@campaign-mgmt.com

17

PRELIMINARY COPY SUBJECT TO COMPLETION

Form of GOLD Proxy Card

ASA Gold and Precious Metals Limited

Proxy Card for Special General Meeting of Shareholders (the “Special Meeting”)

THIS PROXY SOLICITATION IS BEING MADE BY SABA CAPITAL MANAGEMENT, L.P., Boaz R. Weinstein (COLLECTIVELY, “SABA”) AND THE INDIVIDUAL NAMED IN PROPOSAL 2

THE BOARD OF DIRECTORS (THE “BOARD”) OF ASA GOLD AND PRECIOUS METALS LIMITED IS NOT SOLICITING THIS PROXY

The undersigned appoints Michael D’Angelo, Paul Kazarian, Eleazer Klein, Abraham Schwartz and Michael Fein and each of them, attorneys and agents with full power of substitution to vote all common shares of ASA Gold and Precious Metals Limited, a closed-end management investment company registered under the Bermuda Companies Act of 1981, as amended (the “Bermuda Companies Act”), and the Investment Company Act of 1940, as amended (the “Fund”), that the undersigned would be entitled to vote at the Special Meeting, including at any adjournments or postponements thereof, with all powers that the undersigned would possess if personally present, upon and in respect of the instructions indicated herein, with discretionary authority, subject to applicable law, as to any and all other matters that may properly come before the meeting or any adjournment, postponement, or substitution thereof that are unknown to us a reasonable time before this solicitation. Under the Bermuda Companies Act, no items may be added to the agenda of the Special Meeting other than those that were requisitioned by Saba.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to said shares, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. This proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Special Meeting (including any adjournments or postponements thereof).

With respect to the Proposals, if this proxy is signed, dated and returned, it will be voted in accordance with your instructions. If you do not specify how the proxy should be voted, this proxy will be voted “FOR” each of Proposal 1 and Proposal 2. Proposal 2 is subject to and conditioned upon the approval of Proposal 1.

Should other matters be brought before the Special Meeting, the persons named as proxies in the enclosed GOLD proxy card will vote on such matters in their discretion to the extent allowed by Rule 14a-4(c)(3) under the Securities Exchange Act of 1934.

INSTRUCTIONS: FILL IN VOTING BOXES “■” IN BLACK OR BLUE INK

We recommend that you vote “FOR” Proposal 1:

Proposal 1 – To increase the size of the Board from four to five members.

FOR	ABSTAIN	AGAINST
❑	❑	❒

We recommend that you vote “FOR” Proposal 2:

Proposal 2 – Subject to the passing of Proposal 1, to appoint Maryann Bruce as a director of the Fund with immediate effect.

	For	Abstain	Against
Maryann Bruce	❒	❒	❒

Signature (Capacity)	Date

Signature (Joint Owner) (Capacity/Title)	Date

NOTE: Please sign exactly as your name(s) appear(s) on stock certificates or on the label affixed hereto. When signing as attorney, executor, administrator or other fiduciary, please give full title as such. Joint owners must each sign personally. ALL HOLDERS MUST SIGN. If a corporation or partnership, please sign in full corporate or partnership name by an authorized officer and give full title as such.

PLEASE SIGN, DATE AND PROMPTLY RETURN THIS PROXY IN THE ENCLOSED RETURN ENVELOPE THAT IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES.